ONE FEDERAL PLACE 1819 5TH AVENUE NORTH, SUITE 1100 BIRMINGHAM, ALABAMA 35203-2122 205-244-5200 Fax 205-244-5400 www.joneswalker.com

Michael D. Waters Direct Dial: 205-244-5210 Direct Fax: 205-244-5410 mwaters@joneswalker.com

October 26, 2015

Via Email

United States Securities and Exchange Commission

Michael R. Clampitt

Senior Staff Attorney

Office of Financial Services I

Mail Stop 4720

Washington DC 20549

Re:	River Financial Corporation
on Registration Statement on Form S-4, as amended
Filed July 31, 2015
File No. 333-205986

Acceleration Request

Requested Date: October 28, 2015

Requested Time: 3:00 p.m. Eastern Time

Dear Mr. Clampitt:

River Financial Corporation (“Registrant”) hereby requests that the United States Securities and Exchange Commission (“Commission”) declare the above-captioned Registration Statement on Form S-4 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

ALABAMA • ARIZONA • CALIFORNIA • DISTRICT OF COLUMBIA • FLORIDA • GEORGIA • LOUISIANA • MISSISSIPPI • NEW YORK • OHIO • TEXAS

October 26, 2015

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael D. Waters (205) 244-5210, or in his absence to Robert Carothers (251) 439-7522, both at Jones Walker LLP. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-4 effective to Mr. Waters via email at mwaters@joneswalker.com and via mail at 1819 Fifth Avenue North, Suite 1100, Birmingham, Alabama 35203.

Sincerely,

/s/ Michael D. Waters

Michael D. Waters

MDW/pg

Enclosures

cc:	Jimmy Stubbs
Rebecca Hallman
Ray Smith
Josh Samples